GH Research VOTE

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Online
Go to **www.envisionreports.com/ghrs** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 11:59 P.M., Eastern Time on 21 September 2022

Annual General Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for the GH Research PLC Annual General Meeting to be Held at 2:00 p.m. Irish Standard Time on 22 September 2022 at 3 Dublin Landings, North Wall Quay Dublin 1, Ireland.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual General Meeting, Irish Statutory Financial Statements and Form 20-F are available at:

www.envisionreports.com/ghrs

Step 1: Go to **www.envisionreports.com/ghrs.**
Step 2: Click on **Cast Your Vote or Request Materials.**
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before 8 September 2022 to facilitate timely delivery.

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Annual General Meeting Notice

GH Research PLC's Annual General Meeting of Shareholders will be held on 22 September 2022 at 3 Dublin Landings, North Wall Quay, Dublin 1, Ireland at 2:00 p.m. Irish Standard Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2-3:

1. Election of Directors:
   1.1 - Florian Schönharting
   1.2 - Michael Forer, L.L.B
   1.3 - Dermot Hanley
   1.4 - Duncan Moore, PhD
2. To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December 2021 and the reports of the directors and auditors thereon.
3. To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2022 and to authorise the Board to fix the remuneration of the auditors.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.envisionreports.com/ghrs**. Click Cast Your Vote or Request Materials.
- **Phone** – Call us at 1-866-641-4276 if in the US or Canada or 781-575-2377 if outside the US or Canada.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials GH Research" in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by 8 September 2022